                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 SCHEDULE 13D/A4
                                (Amendment No. 4)


                    Under the Securities Exchange Act of 1934

                        AEGIS COMMUNICATIONS GROUP, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                     --------------------------------------
                         (Title of Class of Securities)


                                    00760B105

                                 (CUSIP Number)

                                Robert D. Denious
                                4000 Town Center
                                    Suite 530
                              Southfield, MI 48075
                               Tel: (248) 213-2200


            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                  June 5, 2001
             (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: / /.

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     QUESTOR PARTNERS FUND II, L.P.
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     00

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         51,543,866

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    37,204,746
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         51,543,866

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    37,204,746

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     88,748,612

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     72.8%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     PN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
                     INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7(INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     QUESTOR SIDE-BY-SIDE PARTNERS II, L.P.
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     00

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         1,970,049

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    86,778,563
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         1,970,049

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    86,778,563

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     88,748,612

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     72.8%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     PN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
                     INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7(INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

________________________________________________________________________________
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     QUESTOR SIDE-BY-SIDE PARTNERS II 3(C)(1), L.P.
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     00

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         796,165

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    87,952,447
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         796,165

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    87,952,447

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     88,748,612

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     72.8%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     PN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
                     INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7(INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1.  SECURITY AND ISSUER

         This Amendment No. 4 to the Statement on Schedule 13D filed with the U.S. Securities and Exchange Commission on December 20, 1999 (as amended, the "Statement") is filed with respect to the Common Stock, par value $0.01 per share (the "Common Stock"), of Aegis Communications Group, Inc., a Delaware corporation (the "Company"). Reference is hereby made to Amendment No. 3 to the Statement on Schedule 13D filed with the Securities and Exchange Commission on March 5, 2001 ("Amendment No. 3"). The principal executive offices of the Company are located at 7880 Bent Branch Drive, Suite 150, Irving, Texas 75063.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Item 3 is hereby amended by deleting the paragraph added thereto pursuant to Amendment No. 3.

ITEM 4.  PURPOSE OF THE TRANSACTION

         Item 4 is hereby amended by deleting the paragraphs added thereto pursuant to Amendment No. 3 and is hereby amended and supplemented by adding the following thereto:

         As previously disclosed in Amendment No. 3, on March 1, 2001, Questor Partners II and certain affiliated funds together with certain other principal stockholders of the Company (together, the "Acquisition Group") offered to purchase all of the outstanding public shares of Common Stock not already owned by the Acquisition Group. The Acquisition Group subsequently informed the Company on June 5, 2001 that the Acquisition Group has decided not to proceed with such purchase at this time.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         Item 5 (a) is hereby amended and restated in its entirety as follows:

         (a) As of June 8, 2001, the Questor Entities and the Questor Directors may be deemed to own beneficially (i) 54,310,080 shares of Common Stock issuable upon conversion of the 46,750 shares of Series F Preferred owned by the Filing Persons into Common Stock, subject to adjustment as provided in the Series F Certificate and (ii) 34,438,532 shares of Common Stock beneficially owned by Thayer as of such date (Thayer's ownership being based on advice received from Thayer).

         Questor Partners II is the direct beneficial owner of 44,368.849 shares of the Series F Preferred, which are convertible into 51,543,866 shares of Common Stock as of June 8, 2001. Questor SBS II is the direct beneficial owner of 1,695.814 shares of Series F Preferred, which are convertible into 1,970,049 shares of Common Stock as of June 8, 2001. Questor 3(c)(1) is the direct beneficial owner of 685.337 shares of Series F Preferred, which are convertible into 796,165 shares of Common Stock as of June 8, 2001.

         The holders of the Series F Preferred have the right to convert such shares at any time prior to December 10, 2007, at the holder's option, into shares of Common Stock at a conversion price in effect at the time of conversion (the "Conversion Price"). There is an automatic $0.005 reduction in the Conversion Price per year for each of the first eight years after December 10, 1999. The Conversion Price is also subject to adjustment from time to time in the event of stock dividends or splits, the issuance of options, rights or warrants with exercise prices below the fair market value of the Common Stock, reclassifications, reorganizations, mergers, sales of assets or other events that would otherwise dilute the number of shares into which the Series F Preferred are convertible. If not already converted, the Series F Preferred will be automatically converted into shares of Common Stock on December 10, 2007. As of June 8, 2001, the Conversion Price was approximately $0.9925. The maximum number of shares of Common Stock issuable upon conversion of the 46,750 shares of Series F Preferred into Common Stock is 54,310,080 as of June 8, 2001. Taking into account all of the automatic reductions in the Conversion Price that would take effect by December 10, 2007, but assuming no other potential adjustments to the Conversion Price or the investment value of the Series F Preferred, the maximum number of shares of Common Stock issuable upon conversion of the 46,750 shares of Series F Preferred into Common Stock is 56,149,865 as of June 8, 2001. The Series F Preferred is entitled to receive dividends at the rate of 9.626% per annum. To the extent that dividends are not paid on any March 31, June 30, September 30 or December 31 of any year, all such amounts are added to the investment value of such shares.

         The Questor Entities may be deemed to be acting as a group with regard to the Common Stock that is beneficially owned by the Filing Persons. The Questor Entities and Thayer may be deemed to be acting as a group with regard to the Common Stock that is beneficially owned by Thayer and the Common Stock that is beneficially owned by the Filing Persons as a result of the Filing Persons and Thayer being parties to the Stockholders Agreement (as defined in Item 4 above). As a result, the Common Stock reported as beneficially owned by Thayer may be deemed to be beneficially owned by the Questor Entities and the Questor Directors. In light of the foregoing, based on the number of shares of Common Stock reported as outstanding by the Company in the Company's Report on Form 10-Q for the quarter ended March 31, 2001, the Questor Entities and the Questor Directors may be deemed to own beneficially 72.8% of the Common Stock as calculated pursuant to Rule 13d-3(d)(1)(i) under the Securities Exchange Act of 1934, as amended.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Item 6 is hereby amended by deleting the paragraph added thereto pursuant to Amendment No. 3.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Item 7 is hereby amended and supplemented by adding the following thereto:

         1. Joint Filing Agreement.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 8, 2001
                                        QUESTOR PARTNERS FUND II, L.P.
                                        a Delaware limited partnership

                                        By: Questor General Partner II, L.P.
                                              its General Partner
                                        By: Questor Principals II, Inc.
                                              its General Partner

                                        By:  /s/ Robert D. Denious
                                            -----------------------------------



                                        QUESTOR SIDE-BY-SIDE PARTNERS II, L.P.
                                        a Delaware limited partnership

                                        By: Questor Principals II, Inc.

                                        By:  /s/ Robert D. Denious
                                            -----------------------------------



                                        QUESTOR SIDE-BY-SIDE PARTNERS II
                                        3(C)(1), L.P.
                                        a Delaware limited partnership

                                        By: Questor Principals II, Inc.

                                        By:  /s/ Robert D. Denious
                                            -----------------------------------

                                INDEX OF EXHIBITS


         1.       Joint Filing Agreement.